Exhibit 99.341

Join Nextech AR for a Metaverse Discussion - Featuring CEO Evan Gappelberg During a Proactive Livestream on August 11, 2021

Guest Speaker will be Baran Korkmaz, CEO-Founder of spatial computing company ARway.

Vancouver B.C. – August 11, 2021 – Nextech AR Solutions Corp. (“Nextech'' or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality (AR) for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events, is pleased to announce that Nextech AR CEO, Evan Gappelberg and ARway CEO-Founder, Baran Korkmaz, will be attending a special Proactive Investors Livestream for a discussion about the Metaverse and Nextech AR’s acquisition of spactial based computing company ARWAY Ltd. This acquisition provides Nextech with a spatial mapping platform critical to building the Metaverse.

Livestream Details

Date: Wednesday, Aug 11, 2021

Time: 12:30 PM Eastern Time (US and Canada)

Topic: Evan Gappelberg and Baran Korkmaz discuss Nextech AR’s acquisition of ARway

Register here: https://zoom.us/webinar/register/WN_cR37tJ0aTDC_te7R51wjqw

After registering, you will receive a confirmation email containing information about joining the livestream.

About ARway:

A spatial mapping platform critical to building the Metaverse. A Unity based platform that uses AI to scan and recognize surroundings for hyper-accurate location-based 3D mapping. ARWAY provides users with an Augmented Reality Software Kit (SDK) to frame the digital world in a few minutes.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:
Evan Gappelberg
Chief Executive Officer
info@Nextechar.com

Forward Looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.